QUADRIGA SUPERFUND, L.P.
C/O SUPERFUND CAPITAL MANAGEMENT, INC.
LE MARQUIS COMPLEX, UNIT 5
PO BOX 1479
GRAND ANSE
ST. GEORGE’S, GRENADA
WEST INDIES
September 26, 2006
David H. Roberts
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Company”) Pre-Effective Amendment No. 2 to the Registration
Statement on Form S-1 (File No. 333-136804)

Dear Mr. Roberts:
     We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 11 a.m., on Wed., Sept. 27, 2006, or as soon thereafter as reasonably practicable.
     We hereby acknowledge that:
1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

QUADRIGA SUPERFUND, L.P.		SUPERFUND ASSET MANAGEMENT, INC.

By:	Superfund Capital Management, Inc.,	By:	/s/George Fountas

	its General Partner		Name: George Fountas
Title: President

By:	/s/ Christian Baha

Name: Christian Baha
Title: Chief Executive Officer